HB



03014821

SO 3/6/03

SECURITIES A ... ION
Washington, ~.~.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52178

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2002_____ AND ENDING _____12/31/2002_____
                                                MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bateman Eichler & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1960
_____
                            (No. and Street)

Santa Monica,	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger B. Peikin   310-899-0800
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
                (Name — *if individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	California	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 0 3 2003
WASH. D.C.
165

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Bateman Eichler & Co., LLC

Year ended December 31, 2002

with Report of Independent Auditors

OATH OR AFFIRMATION

I, Roger B. Peikin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of Bateman Eichler & Co., as of December 31, 2002 are true and correct. I further affirm that neither the firm of Bateman Eichler & Co, LLC, nor any partner, proprietor, officer, or director has any proprietary interest in any account classified as that of a customer.

_____
Signature

_____
Chief Financial Officer

Title

_____
Notary Public

KRISTEN TADOKORO
Commission # 1315325
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bateman Eichler & Co., LLC

Financial Statements and Supplemental Schedules

Year ended December 31, 2002

Contents



■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

To the Members of
Bateman Eichler & Co., LLC

We have audited the accompanying statement of financial condition of Bateman Eichler & Co., LLC (a wholly owned subsidiary of Aletheia Research and Management Inc.) as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bateman Eichler & Co., LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2003

Ernst & Young LLP

Bateman Eichler & Co., LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	179,888
Securities owned, at market value		32,456
Prepaid expenses		3,140
Total assets	$	215,484

Liabilities and member's equity

Liabilities:

Accounts payable	$	18,275
Due to broker, net		70
Total liabilities		18,345

Commitments and contingencies *(Note 5)*

Members' equity		197,139
Total liabilities and members' equity	$	215,484

See accompanying notes.

Bateman Eichler & Co., LLC

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions expense	$	6,329
Management fees for managed accounts		243
Trading profits, net		3,574
Interest and dividends		2,165
Other income		1,046
Total revenues		13,357
Expenses:		
Professional fees		30,000
Clearance and execution charges		2,577
Interest		15
Other expenses		3,998
Total expenses		36,590
Net loss	$	(23,233)

See accompanying notes.

Bateman Eichler & Co., LLC

Statement of Changes in Members' Equity

Year ended December 31, 2002

	Members' Units	Members' Equity
Balance at December 31, 2001	5,600	$ 270,372
Members' demand promissory notes		(50,000)
Net loss	–	(23,233)
Balance at December 31, 2002	5,600	$ 197,139

See accompanying notes.

Bateman Eichler & Co., LLC

Statement of Cash Flows

Year ended December 31, 2002

Operating activities		
Net loss	$	(23,233)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in assets and liabilities:		
Decrease in due from broker, net		67,121
Increase in securities owned, at market value		(7,344)
Increase in prepaid expenses		(3,140)
Increase in accounts payable		11,375
Net cash provided by operating activities		44,779
Net increase in cash		44,779
Cash, beginning of year		135,109
Cash, end of year	$	179,888
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	15

See accompanying notes.

Bateman Eichler & Co., LLC

Notes to Financial Statements

December 31, 2002

1. Ownership Structure

On January 4, 1999, Bateman Eichler & Co., LLC (the Company) was formed as a California C Corporation. On December 9, 1999, the Company changed its structure to a California Limited Liability Company. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker. The Company was formed for the purposes of serving retail customers.

The Company is a majority-owned subsidiary of Aletheia Research and Management, Inc. (the Parent).

The Company has an agreement with Correspondent Services Corporation (the Clearing Broker), a wholly-owned subsidiary of PaineWebber Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

Bateman Eichler & Co., LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. Securities owned at December 31, 2002 represent common stock of companies publicly traded on US exchanges.

Income Taxes

No provision for income taxes has been made. The Company's taxable income is included in the members' individual income tax returns.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2002.

3. Related Party Transactions

The Parent provides management and other support services for the Company. These expenses are not allocated or charged to the Company. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the accompanying statement of operations.

Bateman Eichler & Co., LLC

Notes to Financial Statements (continued)

4. Net Capital Requirements

Bateman Eichler & Co., LLC, as a registered broker-dealer in securities and a member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker-dealers in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

At December 31, 2002, the Company's net capital computed in accordance with the Rule, was $184,575, compared to a minimum requirement of $100,000. The Company's net capital ratio was less than 1 to 1, compared to a maximum allowable ratio of 15 to 1 under the Rule. The Company's computation under the Rule is included as Schedule I to these financial statements.

Bateman Eichler & Co., LLC

Notes to Financial Statements (continued)

5. Commitments and Contingencies

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or results of operations. Management is not aware of any legal actions.

6. Members' Equity

In accordance with the Limited Liability Company operating agreement, members' ownership interest is represented by the number of member units held by each member. Profits and losses are allocated to each member with fully contributed capital based on the members' percentage ownership interest. No additional member units were offered or purchased during 2002.

7. Members' Demand Promissory Note

Certain members acquired their underlying member interest in exchange for demand promissory notes. The noted have no stipulated maturities and bear no stated interest rate. The Company currently reflects the demand promissory noted as a deduction in Member's Equity.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

Supplemental Schedules

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER	Bateman Eichler & Co., LLC	as of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)	197,139	3480
2.	Deduct: Ownership equity not allowable for net capital		3490
3.	Total ownership equity qualified for net capital	197,139	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and subordinated liabilities	197,139	3530
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	3,140	3540
	1. Additional charges for customers' and non-customers' securities accounts		3550
	2. Additional charges for customers' and non-customers' commodities accounts		3560
	B. Aged fail-to-deliver		3570
	1. Number of items [3450]		
	C. Aged short security differences – less		
	reserve of [3460]		3580
	number of items [3470]		
	D. Secured demand note deficiency		3590
	E. Commodity futures contracts and spot commodities proprietary charges		3600
	F. Other deductions and/or charges		3610
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615
	H. Total deductions and/or charges	(3,140)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net Capital before haircuts on securities positions	193,999	3640
9.	Haircuts on securities: (computed, where applicable, permanent to 15c3-1 (f)):		
	A. Contractual securities commitments		3660
	B. Subordinated securities borrowings		3670
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680
	2. U.S. and Canadian government obligations		3690
	3. State and municipal government obligations		3700
	4. Corporate obligations		3710
	5. Stocks and warrants		3720
	6. Options		3730
	7. Arbitrage		3732
	8. Other securities	9,424	3734
	D. Undue concentration		3650
	E. Other (List)		3736 3740
10.	Net Capital	184,575	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Bateman Eichler & Co., LLC	as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   1,218 | 3756

12. Minimum dollar net capital required of reporting broker or dealer and minimum net
capital requirement of subsidiaries computed in accordance with Note (A)   100,000 | 3758

13. Net capital requirement (greater of line 11 or 12)   100,000 | 3760

14. Excess net capital (line 10 less 13)   83,357 | 3770

15. Excess capital at 1000% (line 10 less 10% of line 19)   182,748 | 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   18,275 | 3790

17. Add:
   A. Drafts for immediate credit | 3800
   B. Market value of securities borrowed for which no
       equivalent value is paid or credited | 3810
   C. Other unrecorded amounts (List) | 3820 | 3830

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts
   (15c3-1 (c)(1)(vii)) | 3838

19. Total aggregate indebtedness   18,275 | 3840

20. Percentage of aggregate indebtedness to net capital (line 19 – line 10)   10% | 3850

21. Percentage of aggregate indebtedness to net capital after anticipated capital
   withdrawals (line 19 – line 10 less item 4880 page 11) | 3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items shown in Formula for Reserve Requirements
   pursuant to Rule 15c3-3 prepared as of the date of the net capital computation
   including both brokers and dealers and consolidated subsidiaries' debts | 3870

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum
   net capital requirement of subsidiaries computed in accordance with Note (A) | 3880

24. Net capital requirement (greater of line 22 or 23) | 3760

25. Excess net capital (line 10 less 24) | 3910

26. Percentage of Net Capital to Aggregate Debits (line 10) by line 17, page 8) | 3851

27. Percentage of Net Capital after anticipated withdrawals to Aggregate Debits
   (line 10 less Item 4880. page 11) by line 17, page 8) | 3854

28. Net capital in excess of:
   5% of combined aggregate debit items or $100,000 | 3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | 3860

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of
   liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)) Net Capital | 3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital
   requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form and the market values of memberships in
   exchanged contributed for use of company (contra to item 1740) and partners' securities which were
   included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
   non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II A

BROKER OR DEALER	Bateman Eichler & Co., LLC	as of December 31, 2002

EXEMPTIVE PROVISION UNDER RULE 15c3-3

EXEMPTIVE PROVISIONS

25. If an exemption from 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1   4550

B. (k) (2)(A)-"Special Account for the Executive Benefit of customers maintained   4560

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer
on a fully disclosed basis. Name of clearing firm
          Correspondent Services Corporation, Inc.   4335   X   4570

D. (k) (3)-Exempted by order of the Commission   4580

In the opinion of management, the Company complied with the Exemptive Provisions under Rule 15c3-3 for the period ended December 31, 2002.

Bateman Eichler & Co., LLC

Schedule of Nonallowable Assets

December 31, 2002

Prepaids $ 3,140

Bateman Eichler & Co., LLC

Note to Supplemental Schedules

December 31, 2002

Reconciliation between the audited FOCUS report of Bateman Eichler & Co., LLC as of December 31, 2002, and the FOCUS report as originally filed:

Net capital, as reported in the Company's unaudited FOCUS report	$ 196,650
Audit adjustments to increase operating expenses, net	(12,075)
Net capital	$ 184,575


≡IJ ERNST & YOUNG

■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors
Internal Control Report Required by SEC Rule 17A-5

To the Members of
Bateman Eichler & Co., LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Bateman Eichler & Co., LLC, a California Limited Liability Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or dispositions and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Members, management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2003